[Bunge Logo]                                                           Exhibit 1


                                              Contact:  Susie Ter-Jung
                                                        Bunge Limited
                                                        1-914-684-3398
                                                        Susie.ter-jung@bunge.com



               Bunge Reports Record First Quarter 2004 Net Income

White Plains, NY - April 29, 2004 - Bunge Limited (NYSE:BG).

>   Financial Highlights

    (In millions, except per share data and percentages)
    ----------------------------------------------------------------------------

                                            First Quarter Ended        Percent
                                            -------------------        Change
                                           3/31/04        3/31/03
    ----------------------------------------------------------------------------

    Volumes (metric tons)                    23.8           22.9           4%

    Net sales                              $5,739         $4,842          19%

    Total segment operating profit(1)        $136           $111          23%

    Net income                                $70            $40          75%

    Earnings per share(2)                    $0.65         $0.40          63%
    ----------------------------------------------------------------------------

Bunge's results included certain gains and charges that may be of interest to investors. These items totaled $3 million, or $.03 per share, in the quarter ended March 31, 2004, and $(1) million, or $(.01) per share, in the quarter ended March 31, 2003. These gains and charges are detailed in the attached schedule titled "Additional Financial Information".

>   Overview

Alberto Weisser, Bunge's Chairman and Chief Executive Officer, stated: "We are pleased with our strong performance in the first quarter of 2004. All three of our divisions performed well. The poor U.S. harvest in 2003/2004 and revised expectations for the crop in South America resulted in soybean futures prices increasing to a level not seen in over 15 years. Our risk management skills successfully steered the company through these turbulent waters.


-----------------------------------
(1) Total segment operating profit is the consolidated segment operating profit of Bunge's segments. Total segment operating profit is a non-GAAP measure and is not intended to replace income from continuing operations before income taxes and minority interest, the most directly comparable GAAP measure. The information required by Regulation G under the Securities Exchange Act of 1934, including reconciliation to income from continuing operations before income taxes and minority interest, is included in the tables attached to this press release.

(2) Earnings per share numbers are reported on a fully diluted basis, which includes approximately 7.78 million common shares issuable upon conversion of Bunge's 3.75% convertible notes due 2022. The convertible notes became convertible as of March 31, 2004. See Note 2 to the table attached to this press release for more information.

"Bunge's soy crush profitability is not determined by whether soybean prices are high or low. Instead, margins are determined by the relative spread between the price at which we buy soybeans and the price at which we sell the derived products of soybean meal and oil. Our business model is positioned to deliver results when soybean prices are high, as they are now, and when they are low, as they were as recently as last year.

"Bunge's fertilizer results once again demonstrated the competitive advantage provided by our integrated local production. Higher international prices for imported raw materials allowed us to price local production to import parity and produce superior results.

"Integration was also a major benefit in food products. Higher edible oil prices allowed us to capitalize on softseed inventories purchased at lower price levels during the previous harvest. Integration along the food chain from seed purchase to crushing, refining and bottling allowed us to capture this incremental profitability."

>   2004 First Quarter Results

Agribusiness

Agribusiness benefited from solid volume growth and improvements in margins, assisted by effective risk management. Efficiency improvements in logistics, favorable effects from freight risk management programs and better than expected margins in North America also contributed. Selling, general and administrative expenses (SG&A) increased compared to the first quarter of 2003 primarily due to increases in employee compensation and the appreciation of the Brazilian real. Interest expense increased, primarily due to an increase in inventory levels associated with higher commodity prices.


Fertilizer

Higher average selling prices for fertilizer offset weaker volumes. Volumes in the first quarter of 2003 benefited from farmers' accelerated purchases, which did not occur in 2004. Higher international prices for fertilizer raw materials boosted local selling prices and increased margins on local production, which is priced to import parity. SG&A increased, primarily due to the appreciation of the Brazilian real, increased labor and fiscal provisions and salary increases.


Edible Oil Products

For comparative purposes, the results of the edible oil segment are presented below to exclude Lesieur, which was sold to our Saipol joint venture in July 2003.


----------------------------------------------------------------------------------------


                                                  First Quarter Ended
                                  ------------------------------------------------------------

                                                              As                     Excluding
                                                        Reported        Lesieur        Lesieur

 (In millions, except volumes)             3/31/04       3/31/03        3/31/03        3/31/03
 ---------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------

Volumes (in thousands of metric tons)         714           859            157            702

Net sales                                    $542          $536           $156           $380

Segment operating profit                      $17           $17             $6            $11
----------------------------------------------------------------------------------------------


Edible oil results benefited from margin improvements in Bunge's Eastern European businesses. These improvements were partially offset by increases in raw material costs, primarily soybean oil.


Milling Products

Milling products results benefited from higher margins and sales volumes in Bunge's corn milling business and higher margins in Bunge's wheat milling business.


Financial Costs

Interest income decreased, primarily due to lower interest rates in Brazil. Interest expense declined despite increases in average borrowings for the first quarter of 2004, compared to the same period in 2003, primarily due to lower average interest rates on long-term borrowings. During 2003, the company replaced long-term debt assumed in the acquisition of Cereol in 2002 and long-term debt maturing in 2003 with lower interest rate debt.

Foreign exchange losses and related hedging costs, incurred primarily on the net U.S. dollar-denominated monetary liability position of Bunge's Brazilian subsidiaries, were $16 million in the first quarter of 2004, compared to foreign exchange gains of $7 million in the same period last year. The Brazilian real depreciated 1% in value against the U.S. dollar in the first quarter of 2004, as compared to a 5% appreciation in the same period last year.


Other Income (Expense) - net

In March 2004, Bunge exchanged its Brazilian domestic retail flour assets for J. Macedo's industrial flour assets and $7 million in cash. The exchange resulted in a pre-tax gain of $5 million, which is included in other income (expense) - net for the first quarter of 2004.

Other income (expense) - net also benefited from increases in Bunge's share of earnings from its joint ventures in Argentina and Solae. Solae was formed in the second quarter of 2003.


Income Tax Expense

Bunge's effective tax rate for the first quarter of 2004 was 40%, compared to 38% in the first quarter of 2003. Our estimated effective tax rate for 2004 increased from 2003 due to reduced tax benefits on U.S. export sales and higher taxes payable in various tax jurisdictions.

Net Financial Debt(3) and Cash Flow

Net financial debt increased from December 31, 2003 primarily due to higher levels of inventory resulting from the increase in agricultural commodity prices. Readily marketable inventories increased at March 31, 2004 by $1,011 million from December 31, 2003. Higher product prices require more working capital for similar levels of business volume. Adjusted for changes in levels of readily marketable inventories, net financial debt declined by $224 million. Cash flow from operations was negatively affected by higher levels of working capital caused by the 60% increase in soybean prices since mid-2003. This effect is likely to reverse when prices return to historical averages. Cash flow used for operations in the first quarter of 2004 was $720 million, which included the effect of higher agricultural commodity prices of approximately $793 million, as compared to cash flow used for operations for the first quarter of 2003 of $3 million.


>   Outlook

Bill Wells, Chief Financial Officer, stated "We are pleased with the strong start to the year and continue to expect solid performance in 2004. We are still anticipating large harvests in South America, despite weather complications in Brazil and Argentina. We are effectively managing the tight supply situation in North America, and our business balance is offsetting any negative effects. Fertilizer demand and prices are strong and should remain so. We expect continued good performance in our food products division.

"Our 2004 guidance is as follows:

     o    Depreciation: $200 million to $220 million

     o    Capital Expenditures: $350 million to $400 million

                o Including $115 million to $130 million maintenance capital expenditures

     o    Effective Tax Rate: 33% to 38%

     o    Joint Venture Earnings: $18 million to $22 million


"Considering our continued positive outlook, and assuming stable currencies in South America and a normal 2004/05 North American crop, we are raising our net income guidance for fiscal 2004 to between $320 million to $340 million, representing $2.96 to $3.14 per share. Our net income guidance for the second quarter of 2004 is between $80 million to $90 million, representing $.74 to $.83 per share. This fully diluted per share guidance assumes that all holders of Bunge's 3.75% convertible notes due 2022 convert to common shares, which would result in an increase in total shares outstanding of approximately 7.78 million shares and a decrease in interest expense, net of taxes. Our net income and per share guidance does not

--------------------------
(3) Net financial debt and net financial debt less readily marketable inventories are non-GAAP financial measures and are not intended to replace total debt. A definition of net financial debt and the information required by Regulation G under the Securities Exchange Act of 1934, including reconciliations of net financial debt and net financial debt less readily marketable inventories to total debt, a comparable GAAP measure, are included in the tables attached to this press release.

include any effects of the proposed equity offering or the buyback of minority interests in Brazil also announced today."


Conference Call and Webcast Information

Bunge Limited's management will host a conference call at 10:00 a.m. EST on April 29 to discuss the company's first quarter results.

To listen to the conference call, please dial (800) 810-0924, or, if located outside of the United States, dial (913) 981-4900. Please dial in five to ten minutes before the scheduled start time. When prompted, enter passcode number 597955. The conference call will also be available live on the company's Web site at www.bunge.com.

To access the webcast, go to the Bunge Web site and select "Upcoming Events" from the left navigation menu. Click the "Webcast" link for the "Q1 2004 Bunge Limited Conference Call," and follow the prompts to access the event. Please go to the Web site at least 15 minutes prior to the call to register and to download and install any necessary audio software.

For those who cannot listen to the live broadcast, a replay of the call will be available beginning at 2:00 p.m. EST on April 29 and continuing through May 29, 2004. To listen to the replay, please dial (888) 203-1112, or, if located outside of the United States, dial (719) 457-0820. When prompted, enter passcode number 597955. A rebroadcast of the conference call will also be available on the company's Web site beginning at 2:00 p.m. EST on April 29 and continuing through 12:00 p.m. EST on May 29, 2004.

To locate the rebroadcast on the Web site, select "News & Information" from the left navigation menu. Open the "Audio Archive" subcategory and select the "Webcast" link for the "Q1 2004 Bunge Limited Conference Call." Follow the prompts to access the replay.



About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain. Founded in 1818 and headquartered in White Plains, New York, Bunge has 23,000 employees and locations in 30 countries. Bunge is the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate," "continue" and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and strategic alliances; estimated demand for the commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry and unpredictability of the weather; agricultural, economic and political conditions in the primary markets where we operate; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.



                        Additional Financial Information


The following table provides a summary of certain gains and charges that may be of interest to investors. The table includes a description of these items and their effect on total segment operating profit, income from continuing operations before income taxes and minority interest, net income and earnings per share for the quarters ended March 31, 2004 and 2003.


-------------------------------------------------------------------------------------------------------------------------------
                                                                Income From
                                                                 Continuing
                                                             Operations Before
                                         Total Segment        Income Taxes and                            Earnings Per Share
(In millions, except per share data)    Operating Profit     Minority Interest         Net Income              Diluted
------------------------------------    ----------------     -----------------         ----------              -------
                                        2004       2003       2004       2003       2004       2003        2004        2003
                                        ----       ----       ----       ----       ----       ----        ----        ----

Quarter Ended March 31:
   Gain on exchange of
     retail flour business                $-         $-         $5         $-         $3        $ -        $0.03       $  -

   Discontinued operations, net of
     tax                                   -          -          -          -          -        (1)            -       (0.01)

                                      ---------------------------------------------------------------------------------------
Total                                     $-         $-         $5         $-         $3       $(1)      $0.03        $(0.01)
                                      ========================================================================================

CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share data and percentages)
(Unaudited)


                                                                   Quarter Ended            Percent
                                                                     March 31,               Change
                                                            ----------------------------    -------
                                                                2004            2003
                                                                ----            ----

Net sales                                                       $5,739          $4,842        19%
Cost of goods sold                                              (5,374)         (4,569)       18%
                                                            --------------  -------------

Gross profit                                                       365             273        34%
Selling, general and administrative expenses                      (178)           (149)       19%
Interest income                                                     16              20        (20)%
Interest expense                                                   (40)            (47)       (15)%
Interest expense on readily marketable inventories                 (12)             (7)        71%
Foreign exchange gains (losses)                                    (16)              7
Other income (expense) net                                          11               1
                                                            --------------  -------------

Income from continuing operations before income tax and
   minority interest                                               146              98         49%

Income tax expense                                                 (58)            (37)        57%
                                                            --------------  -------------

Income from continuing operations before minority interest          88              61         44%
Minority interest                                                  (18)            (20)       (10)%
                                                            --------------  -------------

Income from continuing operations                                   70              41         71%
Discontinued operations, net of tax (Note 1)                         -              (1)
                                                            --------------  -------------

Net income                                                   $      70        $     40        75%
                                                            ==============  =============

Earnings per common share - basic (Note 2):
Income from continuing operations                             $   0.70        $   0.41        71%

Discontinued operations                                              -           (0.01)
                                                            --------------  -------------

Net income per share - basic                                  $   0.70        $   0.40        75%
                                                            ==============  =============

Earnings per common share - diluted (Note 2):
Income from continuing operations                             $   0.65        $   0.41        59%


Discontinued operations                                              -           (0.01)
                                                            --------------  -------------

Net income per share - diluted                                $   0.65        $   0.40        63%
                                                            ==============  =============


FOOTNOTES TO CONSOLIDATED STATEMENTS OF INCOME
----------------------------------------------
(Unaudited)


Note 1: In December 2003, Bunge sold its North American bakery business to a third party. Accordingly, the operating results for the disposed division have been reported as discontinued operations for the three months ended March 31, 2003.


Note 2: Earnings per share are calculated on the basis of the following number of common shares outstanding:


                                                                       Quarter Ended
                                                                          March 31,
                                                               ---------------------------------
                                                                    2004             2003
                                                               ---------------  ----------------

     (In millions, except share data)
     -------------------------------
     Income from continuing operations - basic                            $70               $41

     Interest on convertible notes, net of tax                              1                 -
                                                               ---------------  ----------------
     Income from continuing operations - diluted                          $71               $41
                                                               ===============  ================

     Weighted average number of common shares outstanding:
       Basic                                                      100,016,833        99,585,790
       Effect of dilutive shares:
       -Stock options and awards                                    1,770,441           916,340
       -Convertible notes                                           7,778,425                 -
                                                               ---------------  ----------------
       Diluted                                                    109,565,699       100,502,130
                                                               ===============  ================

     Income from continuing operations - per share:
       -Basic                                                           $0.70             $0.41
                                                               ===============  ================
       -Diluted                                                         $0.65             $0.41
                                                               ===============  ================


         The calculation of diluted earnings per common share for the three months ended March 31, 2004 includes the 7,778,425 common shares that would be issuable upon conversion of our 3.75% convertible notes due 2022. The convertible notes became convertible as of March 31, 2004. The convertible notes are convertible at the option of the holder into our common shares, among other circumstances, during any calendar quarter in which the closing price of our common shares for at least 20 of the last 30 trading days of the immediately preceding calendar quarter is more than 120% of the conversion price of $32.1402, or approximately $38.57 per share. The closing price condition was satisfied as of March 31, 2004 and the convertible notes may be converted at the option of the holder. The convertible notes will remain convertible until June 30, 2004, unless the closing price condition described above is satisfied again at June 30, 2004, at which point the convertible notes will remain convertible for another calendar quarter.

Note 3: Certain reclassifications were made to the prior period's consolidated financial statements to conform to the 2004 presentation.

CONSOLIDATED SEGMENT INFORMATION
(In millions, except volumes and percentages)
(Unaudited)

Set forth below is a summary of certain items in our consolidated statements of income and volumes by reportable segment.

                                                                    Quarter Ended March 31,
                                                                --------------------------------    Percent
                                                                      2004              2003         Change
                                                                --------------    --------------     ------

Volumes (in thousands of metric tons):
Agribusiness                                                           20,393            19,232           6%
Fertilizer                                                              1,760             1,861          (5)%
  Edible oil products                                                     714               859         (17)%
  Milling products                                                        966               825          17%
  Other (soy ingredients)                                                   -               132        (100)%
                                                                --------------    --------------
Food products total                                                     1,680             1,816          (7)%
                                                                --------------    --------------
           Total                                                       23,833            22,909           4%
                                                                ==============    ==============

Net sales
Agribusiness                                                           $4,631            $3,802          22%
Fertilizer                                                                366               286          28%
  Edible oil products                                                     542               536           1%
  Milling products                                                        200               172          16%
  Other (soy ingredients)                                                  -                 46        (100)%
                                                                --------------    --------------
Food products total                                                       742               754          (2)%
                                                                --------------    --------------
           Total                                                       $5,739            $4,842          19%
                                                                ==============    ==============

Cost of goods sold:
Agribusiness                                                         $(4,425)          $(3,685)          20%
Fertilizer                                                              (281)             (226)          24%
  Edible oil products                                                   (486)             (472)           3%
  Milling products                                                      (182)             (157)          16%
  Other (soy ingredients)                                                   -              (29)        (100)%
                                                                --------------    --------------
Food products total                                                     (668)             (658)           2%
                                                                --------------    --------------
           Total                                                     $(5,374)          $(4,569)          18%
                                                                ==============    ==============

Gross profit:
Agribusiness                                                             $206              $117          76%
Fertilizer                                                                 85                60          42%
  Edible oil products                                                      56                64         (13)%
  Milling products                                                         18                15          20%
  Other (soy ingredients)                                                   -                17        (100)%
                                                                --------------    --------------
Food products total                                                        74                96         (23)%
                                                                --------------    --------------
           Total                                                         $365              $273          34%
                                                                ==============    ==============

Selling, general and administrative expenses:
Agribusiness                                                           $(101)            $ (74)          36%
Fertilizer                                                               (31)              (19)          63%
  Edible oil products                                                    (35)              (39)         (10)%
  Milling products                                                       (11)              (10)          10%
  Other (soy ingredients)                                                   -               (7)        (100)%
                                                                --------------    --------------
Food products total                                                      (46)              (56)         (18)%
                                                                --------------    --------------
           Total                                                       $(178)            $(149)          19%
                                                                ==============    ==============

Foreign exchange gain (loss):
Agribusiness                                                             $(5)               $11
Fertilizer                                                               (11)                (2)
  Edible oil products                                                      -                  -
  Milling products                                                         -                  -
  Other (soy ingredients)                                                  -                  1
                                                                --------------    --------------
Food products total                                                        -                  1
                                                                --------------    --------------


                                                                    Quarter Ended March 31,
                                                                --------------------------------    Percent
                                                                      2004              2003         Change
                                                                --------------    --------------     ------


           Total                                                        $(16)               $10
                                                                ==============    ==============

Interest income:
Agribusiness                                                               $2                $3         (33)%
Fertilizer                                                                  9                11         (18)%
  Edible oil products                                                       3                 1         200%
  Milling products                                                          2                 -         -
  Other (soy ingredients)                                                  -                  -         -
                                                                --------------    --------------
Food products total                                                         5                 1         400%
                                                                --------------    --------------
           Total                                                          $16               $15           7%
                                                                ==============    ==============

Interest expense:
Agribusiness                                                            $(30)             $(13)         131%
Fertilizer                                                               (11)              (12)          (8)%
  Edible oil products                                                     (7)               (9)         (22)%
  Milling products                                                        (3)               (2)          50%
  Other (soy ingredients)                                                 -                 (2)        (100)%
                                                                --------------    --------------
Food products total                                                      (10)              (13)         (23)%
                                                                --------------    --------------
           Total                                                        $(51)             $(38)          34%
                                                                ==============    ==============

-------------------------------------------------------------------------------------------------------------
Segment operating profit:
Agribusiness                                                              $72               $44          64%
Fertilizer                                                                 41                38           8%
  Edible oil products                                                      17                17          -
  Milling products                                                          6                 3          100%
  Other (soy ingredients)                                                  -                  9        (100)%
                                                                --------------    --------------
Food products total                                                        23                29         (21)%
                                                                --------------    --------------
           Total(4)                                                      $136              $111          23%
                                                                ==============    ==============
-------------------------------------------------------------------------------------------------------------

Income from continuing operations before income tax and
minority interest:
   Segment operating profit                                              $136              $111
   Unallocated                                                             10               (13)
                                                                --------------    --------------
           Total                                                         $146               $98          49%
                                                                ==============    ==============

Depreciation, depletion and amortization:
Agribusiness                                                              $24               $27         (11)%
Fertilizer                                                                 17                12          42%
  Edible oil products                                                       7                 6          17%
  Milling products                                                          3                 4         (25)%
  Other (soy ingredients)                                                  -                  -          -
                                                                --------------    --------------
Food products total                                                        10                10          -
                                                                --------------    --------------
           Total                                                          $51               $49           4%
                                                                ==============    ==============


-------------------------
(4) Total segment operating profit is the consolidated segment operating profit of all of Bunge's segments. Total segment operating profit is a non-GAAP measure and is not intended to replace income from continuing operations before income taxes and minority interest, the most directly comparable GAAP measure. The information required by Regulation G under the Securities Exchange Act of 1934, including a reconciliation to income from continuing operations before income taxes and minority interest, is included under the caption "Reconciliation of Non-GAAP Measures".

CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions)
(Unaudited)


                                                  March 31,         December 31,        March 31,
                                                     2004               2003              2003
                                               -------------      --------------      ------------

ASSETS
Cash and cash equivalents                            $ 523              $ 489             $ 396
Trade accounts receivable                            1,587              1,495             1,257
Inventories                                          3,950              2,867             2,387
Other current assets                                 1,719              1,567             2,098
                                               ------------       ------------      ------------
   Total current assets                              7,779              6,418             6,138

Property, plant and equipment, net                   2,066              2,090             1,712
Goodwill                                               145                148               131
Investments in affiliates                              536                537                69
Other non-current assets                               699                691               502
                                               ------------      ------------       -----------
Total assets                                       $11,225             $9,884            $8,552
                                               ============      ============       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt                                    $ 1,553              $ 889              $1,178
Current portion of long-term debt                      331                128                 305
Trade accounts payable                               1,946              1,678               1,217
Other current liabilities                            1,464              1,242               1,236
                                               ------------      ------------         -----------
   Total current liabilities                         5,294              3,937               3,936

Long-term debt                                       2,331              2,377               1,911
Other non-current liabilities                          608                639                 587
Minority interest in subsidiaries                      564                554                 510
Shareholders' equity                                 2,428              2,377               1,608
                                               ------------       ------------  ------------------
Total liabilities and shareholders' equity         $11,225             $9,884              $8,552
                                              ============       ============        ============


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)
(Unaudited)


                                                                     Quarter Ended
                                                                       March 31,
                                                              ----------------------------
                                                                  2004           2003
                                                              -------------  -------------

OPERATING ACTIVITIES
Net income                                                         $70            $40
Adjustments to reconcile net income to cash used for
 operating activities:
Minority interest                                                   18             20
Depreciation, depletion and amortization                            51             49
Other - net                                                         13            (73)
Changes in operating assets and liabilities,
  excluding the effects of acquisitions                           (872)           (39)
                                                              ---------       --------
Cash used for operating activities                                (720)
                                                                                   (3)

INVESTING ACTIVITIES
Payments made for capital expenditures                             (52)           (53)
Business acquisitions, net of cash acquired                         (3)            (5)
Proceeds from disposal of property, plant
  and equipment                                                       8              9
                                                              ---------       --------
Cash used for investing activities                                 (47)           (49)

FINANCING ACTIVITIES
Net change in short-term debt                                      655            (51)
Proceeds from long-term debt                                       315             99
Repayments of long-term debt                                      (160)           (53)
Proceeds from sale of common shares                                  5              6
Dividends paid to shareholders                                     (11)           (10)
Dividends paid to minority interest                                 (1)           (31)
                                                              ---------       --------
Cash provided by (used for) financing activities                   803            (40)
Effect of exchange rate changes on cash and
 cash equivalents
                                                                    (2)            18
                                                              ---------       --------

Net increase (decrease) in cash and cash
  equivalents                                                       34            (74)
Cash and cash equivalents, beginning of period                     489            470
                                                              ---------       --------
Cash and cash equivalents, end of period                          $523           $396
                                                              =========       ========


Reconciliation of Non-GAAP Measures

This earnings release contains total segment operating profit, net financial debt and, net financial debt less readily marketable inventories, which are "non-GAAP financial measures", as this term is defined in Regulation G of the Securities Act of 1934. In accordance with Regulation G, Bunge has reconciled these non-GAAP financial measures to the most directly comparable U.S. GAAP measures.

Total Segment Operating Profit

Total segment operating profit, which is the consolidated segment operating profit of all of Bunge's segments, is Bunge's consolidated income from continuing operations before income taxes and minority interest that includes an allocated portion of the foreign exchange gains and losses relating to debt financing operating working capital, including readily marketable inventories. Also included in total segment operating profit is interest income and interest expense attributable to the financing of operating working capital. This measure was previously reported as "operating performance" on a consolidated basis in our earnings releases, public filings and other communications to investors. Total segment operating profit is a key performance measurement used by management to evaluate whether Bunge's operating activities cover the financing costs of its business. Management believes total segment operating profit is a more complete measure of Bunge's operating profitability, since it allocates foreign exchange gains and losses and the cost of debt financing working capital to Bunge's segments. Total segment operating profit is not a measure of consolidated operating results under U.S. GAAP and should not be considered as an alternative to income from continuing operations before income taxes and minority interest or any other measure of consolidated operating results under U.S. GAAP.

Below is a reconciliation of income from continuing operations before income taxes and minority interest to total segment operating profit:


                                                                            Quarter Ended March 31,
                                                                        ---------------------------------
         (In millions)                                                       2004              2003
         -------------                                                  ---------------    --------------

         Income from continuing operations before income taxes
         and minority interest                                               $146               $ 98
         Plus (minus): unallocated expenses (1)                               (10)                13
                                                                        ---------------    --------------
         Total segment operating profit                                      $136               $111
                                                                        ===============    ==============

----------------------
(1) Includes interest income, interest expense and foreign exchange gains and losses and other income and expenses not directly attributable to Bunge's operating segments.

Net Financial Debt

Net financial debt is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents and marketable securities. Net financial debt is presented because management believes it represents a meaningful measure of Bunge's leverage capacity and solvency. Net financial debt is not a measure of solvency under U.S. GAAP and should not be considered as an alternative to total debt as a measure of solvency.

Net financial debt less readily marketable inventories (RMI), or net financial debt less RMI, is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents, marketable securities and readily marketable inventories. Net financial debt less RMI is presented because management believes it represents a more complete picture of Bunge's leverage capacity and solvency since it adjusts for readily marketable inventories. Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Net financial debt less RMI is not a measure of leverage capacity and solvency under U.S. GAAP and should not be considered as an alternative to total debt as a measure of solvency.

Below is a reconciliation of total long-term and short-term debt to net financial debt and to net financial debt less readily marketable inventories:


                                                                    March 31,        December 31,         March 31,
     (In millions)                                                     2004              2003               2003
     ------------                                                 -------------    ---------------      -------------

     Short-term debt                                                  $1,553            $ 889               $1,178
     Long-term debt, including current portion                         2,662            2,505                2,216
                                                                  -------------    ---------------      -------------
     Total debt                                                        4,215            3,394                3,394
     Less:
       Cash and cash equivalents                                         523              489                  396
       Marketable securities                                              13               13                   13
                                                                  -------------    ---------------      -------------
     Net financial debt                                                3,679            2,892                2,985
     Less: Readily marketable inventories                              2,879            1,868                1,632
                                                                  -------------    ---------------      -------------
     Net financial debt less readily marketable inventories            $ 800           $1,024               $1,353
                                                                  =============    ===============      =============
